Christopher J. Holding

Executive Vice President and Chief Financial Officer

April 8, 2016

CORRESPONDENCE FILING VIA EDGAR

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Cash

Tracey Houser, Staff Accountant

Jeanne Baker, Assistant Chief Accountant

Re:	TimkenSteel Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 1-36313

Ladies and Gentlemen:

TimkenSteel Corporation, an Ohio corporation (the “Company,” “TimkenSteel,” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 30, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 29, 2016 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

TimkenSteel Corporation

1835 Dueber Avenue S.W., Canton, OH 44706

T 330.471.3921 F 330.471.4041

chris.holding@timkensteel.com

Item 1. Business, page 2

1.	We note that you realigned your reportable segments from two to one, as a result of recent organizational changes made to better align resources to support your business strategy effective January 1, 2016. Please provide a more descriptive discussion of the organization changes made, what your business strategy is, and how the changes in your organization better support your business strategy. As part of your discussion, please provide an explanation as to why your CODM has decided it is better to manage the performance and resource allocation of your business on a whole rather than based on two operating segments.

Response: The Company manufactures alloy steel, as well as carbon and micro-alloy steel, with an annual melt capacity of approximately two million tons. Our portfolio includes special bar quality steel (SBQ bars), seamless mechanical tubes (tubes), and value-add solutions, such as precision steel components. In addition, we supply machining and thermal treatment services, as well as manage raw material recycling programs, which are used as a feeder system for our melt operations. Our products and services are used in a diverse range of demanding applications in the following market sectors: oil & gas; automotive; industrial equipment; mining; construction; rail; aerospace and defense; heavy truck; agriculture; and power generation.

The SBQ bars and tube production process occurs out of the Company’s Canton, Ohio manufacturing location. This location accounts for all of the SBQ bars and seamless mechanical tubes we produce and includes three manufacturing facilities: the Faircrest, Harrison, and Gambrinus facilities. Our value-add solutions production process occurs out of three downstream manufacturing facilities: the TimkenSteel Material Services, Tryon Peak, and St. Clair facilities. Many of the production processes are integrated, and the manufacturing facilities produce products that are sold in all market sectors.

Since our spin-off from The Timken Company on June 30, 2014, the Company had two operating segments: Industrial & Mobile and Energy & Distribution. These two operating segments were also the Company’s reportable segments. Our products in the Industrial & Mobile segment consisted of high-quality air-melted alloy steel bars, tubes, precision components and value-added services used in agriculture, construction, machinery, military, mining, power generation, light-vehicle, medium-truck and heavy-truck applications. Our products in the Energy & Distribution segment consisted of high quality air-melted alloy steel bars, seamless tubes and value-added services such as thermal treatment and machining used in demanding drilling, completion and production activities found in both offshore and land-based drilling rig activities. Distribution channel activity was also conducted through the Energy & Distribution segment. Our distribution channel activity constituted direct sales of steel bars and seamless mechanical tubes to our distributors.

Historically (prior to January 1, 2016), the Company assigned one of two vice presidents to oversee customer-facing activities and operating performance of each operating segment. The Company also had individuals responsible for certain consolidated functional areas in addition to the two segment vice presidents. The segment vice presidents and functional area leaders reported directly to the CODM. In addition, the historical financial reports that were prepared by management and used by the CODM to assess performance and allocate resources included consolidated results for the Company, as well as for each operating segment. The historical organization structure was as follows:

As part of an enterprise-wide cost reduction initiative announced in the third quarter of 2015, the Company realigned the way in which it strategically manages the business. The realignment supports the business strategy of operating in a leaner, more efficient environment. Specifically, we have done this by centralizing the Company’s customer-facing activities under one leadership role through the creation of a new Executive Vice President, Sales and Business Development position and have eliminated the segment operating structure as well as the Executive Vice President, Industrial and Mobile and the Executive Vice President, Energy and Distribution roles. One of the former segment vice presidents was reassigned as the Executive Vice President, Sales and Business Development and one of the former segment vice presidents left the Company during the fourth quarter of 2015. The Executive Vice President, Sales and Business Development is no longer responsible for the operating performance of the business. The Company is now organized in a central manner based on functionality, rather than functionality and operating segment, as shown below:

The Company analyzed and determined its operating and reportable segments in accordance with the accounting guidance in ASC Topic 280, Segment Reporting. Upon analyzing the Company’s organizational structure and understanding the monthly internal reporting performed to assess performance and allocate resources within the business, the

Company has confirmed that Tim Timken, the Company’s Chief Executive Officer, is the CODM of the business. Beginning in 2016, the Company modified the monthly reporting package that is used by management and reviewed by the CODM (and the Board of Directors) to assess operating performance and make resource allocation decisions. The updated reporting package includes consolidated financial information and metrics for the Company as a whole. The updated monthly reporting package presents consolidated actual and consolidated forecasted results, including cash flows, margins and EBIT. The updated reporting package also includes balance sheet information presented on a consolidated basis. The updated reporting structure helps manage costs on a consolidated basis. The CODM does not review additional information below this level in order to allocate resources or assess operating performance of the Company. As a result and in connection with the implementation of the new structure and new monthly financial reporting package, management concluded that it only has one operating segment, which is also its reportable segment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

2.	Please quantify the degree to which the change in volumes and pricing had on the change in net sales at the consolidated and segment levels. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Response: In future filings, when the Company identifies multiple factors contributing to the changes in net sales, it will quantify the degree to which the change in volumes and price/mix had on the change in net sales for each period presented at the consolidated level, to the extent material.

3.	Please provide a comprehensive discussion and analysis of the material factors impacting net sales and income (loss) from continuing operations. In this regard, we note from the fourth quarter 2015 earnings conference call that the most significant issues impacting your business are oil prices, imports, scrap markets, contract versus spot market sales, et cetera. However, there appears to be little discussion from the point of view of management about how these issues are impacting your business in terms of the historical financial statements and future expectations, and what management is doing to address these issues. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: In future filings, to the extent material, the Company will provide a comprehensive discussion and analysis of the material factors impacting net sales and income (loss) from continuing operations to include management’s point of view about how the most significant issues are impacting the business and what management is doing to address these issues.

4.	Please provide an analysis of the material factors contributing to the significant decline in the melt utilization rate and what management is doing to address this rate. Please also disclose that the minimum rate to run your business at breakeven after considering the impacts of the 2015 restructuring activities is 50%, if correct. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: In future filings, the Company will provide an analysis of the material factors contributing to the change in melt utilization rates and management actions to address such change. Additionally, in future filings, the Company will disclose the minimum rate to run the business at breakeven levels.

Liquidity and Capital Resources, page 28

5.	We note your statement that the $41.9 million available under the credit facility as of December 31, 2015, is sufficient to meet your liquidity needs for at least the next twelve months. Please provide a more comprehensive discussion of the facts and circumstances that led to your conclusion. Please also provide a discussion and analysis of the impact to your consolidated financial statements and your business, if your liquidity needs proved to be greater than what you have available. Finally, please provide a discussion and analysis of your liquidity needs on a long-term basis and what sources are available to you to meet these needs. If you do not currently have sources available to meet your long-term liquidity needs, please provide a discussion of what management intends to do to remedy the gap in your long-term liquidity needs and the potential consequences if management is unable to remedy the gap. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

Response: As of December 31, 2015, taking into account the Company’s view of industrial, energy and automotive market demands for its products, its 2016 operating plan and its long-range plan, the Company believed that its cash balance as of December 31, 2015, projected cash generated from operations and borrowings available under its credit facility would be sufficient to satisfy its working capital needs, capital expenditures and other liquidity requirements associated with its operations, including servicing its debt obligations, for at least the next twelve months and through June 30, 2019, the maturity date of the credit facility. The Company may seek additional financing or refinance outstanding borrowings under the credit facility to provide the Company with additional flexibility and liquidity. Additionally, to the extent the Company’s liquidity needs prove to be greater than expected or cash generated from operations are less than anticipated, and cash on hand or credit availability is insufficient, the Company would seek additional financing to provide additional liquidity. Any additional financing beyond that incurred to refinance existing debt would increase the Company’s overall debt and could increase interest expense. In future filings, to the extent material, the Company will include disclosure similar to that provided in the preceding paragraph under “Liquidity and Capital Resources” in its MD&A.

6.	Please expand your disclosures regarding the credit facility to address each of the following:

•	An explanation of the specific factors that prompted the need to amend the Credit Agreement on December 21, 2015.

•	A more specific discussion of the covenants you needed relief from and the flexibility to pursue additional long-term financing opportunities that prompted the amendment dated February 26, 2016.

•	A discussion of the impact of reducing the credit facility by $35 million to $265 million with the February 26, 2016 amendment to the amount available and your conclusion that this credit facility along with your cash on hand will meet your liquidity needs for the next 12 months.

•	A discussion of how the block on availability impacts the amount you may borrow as of December 31, 2015. For example, please clarify if the $28.9 million would reduce the actual amount you could borrow as of December 31, 2015 to $13 million.

•	A discussion of the impact to your consolidated financial statements and business if you are unable to meet the debt covenants.

•	A discussion of what your minimum operating results will need to be to meet the fixed charge coverage ratio that begins in 2017. In this regard, we note that you have included the $170 million of borrowings under the credit facility in the three to five years due column rather than in the one to three years column of the contractual obligations table, which would appear to imply that you expect to meet this covenant through the maturity date or you expect to further amend the credit agreement.

Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

Response: In late 2015, the Company began to expect that it may not be able to satisfy the interest coverage ratio covenant contained in the agreement governing its credit facility at December 31, 2015. Accordingly, on December 21, 2015, the Company entered into an Amendment and Restatement Agreement with the lenders party to the Company’s then-existing credit facility that amended and restated the Company’s existing credit facility (the “Amended and Restated Credit Agreement”), effectively converting the credit facility from a cash flow-based facility to an asset-based facility and eliminating various financial covenants, including the interest coverage ratio covenant. The Amended and Restated Credit Agreement required the Company to maintain (i) certain minimum availability under the Amended and Restated Credit Agreement, including a requirement to have availability of not less than $100 million for at least one day prior to July 1, 2016, and (ii) a minimum fixed charge coverage ratio of no less than 1.0 to 1.0 for the twelve-month periods ending as of July 31, 2017, August 31, 2017 and September 30, 2017, and thereafter on a springing basis if minimum availability requirements specified in the Amended and Restated Credit Agreement were not maintained.

As of December 31, 2015, the Company had $42.4 million of cash and cash equivalents on hand and $41.9 million in available borrowing capacity under the Amended and Restated Credit Agreement.

On February 26, 2016, in order to provide more flexibility with respect to the amount and form of financing the Company could obtain to enhance its liquidity, the Company and its lenders entered into Amendment No. 1 to the Amended and Restated Credit Agreement (the “Amendment”), further amending the Amended and Restated Credit Agreement (as amended by the Amendment, the “Amended Credit Agreement”). The Amendment, among other things: eliminated the one-time $100 million liquidity requirement; revised the timing of the applicability of, and eliminated the springing component relating to, the fixed charge coverage ratio; permitted certain sale and leaseback transactions; and expanded the types of additional indebtedness that the Company is permitted to incur.

Pursuant to the Amendment, the Company also reduced the size of the credit facility from $300 million to $265 million given that it was unlikely that it would have a borrowing base sufficient to support such availability. As of the filing of the Form 10-K, taking into account the Company’s view of industrial, energy and automotive market demands for its products, its 2016 operating plan and its long-range plan, the Company believed that its cash balance as of December 31, 2015, its projected cash generated from operations and borrowings available under its credit facility would be sufficient to satisfy its working capital needs, capital expenditures and other liquidity requirements associated with its operations, including servicing its debt obligations, for at least the next twelve months.

Finally, the Amendment includes a block on availability equal to the greater of $28.9 million and 12.5% of the aggregate commitments. The availability block effectively reduces the Company’s borrowing base by the greater of $28.9 million and 12.5% of the aggregate credit facility commitment. As of December 31, 2015, if the changes to the Amended Credit Agreement implemented by the Amendment that became effective as of February 26, 2016 had been in effect, the availability block would have reduced the Company’s availability under the credit facility to $8.8 million. As such, our total liquidity (including cash on hand at December 31, 2015) was approximately $51.2 million.

Under the Amended Credit Agreement, the Company is required to comply with certain customary affirmative and negative covenants, to limit the amount of capital expenditures to $45 million in fiscal year 2016 and $50 million in fiscal years thereafter, and to maintain a minimum fixed charge coverage ratio of no less than 1.0 to 1.0 for the twelve-month periods ending June 30, 2017, July 31, 2017 and August 31, 2017. The fixed charge coverage ratio is the ratio of EBITDA to fixed charges. Fixed charges include, among other things, cash interest, scheduled principal payments, cash taxes, dividends and capital lease obligation payments. The Company anticipates that EBITDA will need to be approximately $10 million in the first half of 2017 in order to comply with the fixed charge coverage ratio covenant as of June 30, 2017, and believes that its earnings will be sufficient to meet this covenant throughout the term of the Amended Credit Agreement.

As of the filing of the Form 10-K, the Company expected that it will remain in compliance with its debt covenants for at least the next twelve months. If at any time the Company expects that it will be unable to meet the covenants under the Amended Credit Agreement, it would seek to further amend the Amended Credit Agreement to be in compliance and avoid a default or pursue other alternatives, such as additional financing. Such an amendment would likely result in higher interest expense.

In future filings, the Company will include disclosure similar to certain portions of the disclosure provided in the preceding paragraphs, to the extent applicable, under “Liquidity and Capital Resources” or “Covenant Compliance” in its MD&A.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 471-3921.

Very truly yours,

/s/ Christopher J. Holding

Christopher J. Holding

Executive Vice President &

Chief Financial Officer